EXHIBIT 21.1

LIST OF SUBSIDIARIES

•	VocalTec Communications, Inc. (United States)
•	YMax Corporation (United States)
•	YMax Communications Corporation (United States)
•	magicJack Holdings Corporation (United States)
•	magicJack, LP (United States)
•	TigerJet Network, Inc. (United States)
•	VocalTec Communications, LLC (United States)
•	SJ Labs, Inc. (United States)
•	Predictive Marketing LLC (United States)
•	B Kruse and Associates, LLC (United States)